November 30, 2005

Via Facsimile ((212) 446-4900) and U.S. Mail

Stephen Fraidin, Esq.
Kirkland & Ellis  LLP
Citigroup Center, 153 East 53rd Street
New York, NY  10022

RE:	New Valley Corporation
      Responses to comments on November 17, 2005 re: Schedule 14D-
9
      Schedule 14D-9/A filed November 23, 2005
      File No. 005-40562

Dear Mr. Fraidin:

      We have the following comments on the above-referenced filing.

Schedule 14D-9/A

Item 4.  The Solicitation or Recommendation

Opinion of Special Committee`s Financial Advisor, page 20
1. Please provide us a copy of Blackstone`s report to the special committee supplementally.

Exchange Ratio Analysis, page 23
2. Please disclose the transactions and data from each transaction underlying the analyses described in the third and fourth bullet points in this section.
3. Please expand the fifth bullet point to explain the analysis conducted. For example, what data was used for the analysis?
What
were the measuring dates or periods used?

Historical Share Price Analysis, page 24
4. Please revise this disclosure to explain how the results obtained support the financial advisor`s fairness opinion.


Balance Sheet Asset/Liability Analysis, page 24
5. Revise this section to disclose the date used for this analysis, the basis for the value of the assets and liabilities used, the basis for selecting the listed assets and liabilities, and the assumptions made by New Valley`s management and used by Blackstone in the analysis. Also, show the values of each line-item in the table.

Discounted Cash Flow Analysis, page 25
6. Please explain technical terms such as "unlevered free cash" and
"Barra betas."
7. Please disclose the assumptions provided by New Valley`s management and used by Blackstone in the analysis. Also, explain why
Blackstone used the EBITDA multiples of 3.5x and 6.5x in conducting the analysis.
8. We note that Blackstone conducted discounted cash flow analyses of
Douglas Elliman, LLC and Koa Investors. Clarify the first sentence of the last paragraph of page 25 what other operating assets were used in this analysis. Were Elliman and Koa Investors not considered operating assets?
9. We note the implied premium/discount to the revised offer value that resulted from this analysis. Please explain how those results support Blackstone`s fairness opinion.

Comparable Premiums Paid, page 26
10. Explain the basis used in selecting the transactions listed in this section. Also, provide the data for each transaction that resulted in the results disclosed in this section and in the section entitled "Comparable Increase Over Original Offer."

Public Comparables Analysis for Vector, page 27
11. With respect to this analysis and the discounted cash flow analysis for Vector, explain how the results obtained support Blackstone`s fairness opinion. Also, disclose the assumptions provided by Vector management to Blackstone in connection with the discounted cash flow analysis.

Closing Information

      Please amend your filing promptly to comply with our comments.
If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


								Sincerely,



								Daniel F. Duchovny
								Attorney-Advisor
								Office of Mergers &
Acquisitions
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Stephen Fraidin, Esq.
Kirkland & Ellis  LLP
November 30, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE